UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2014

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Home BancShares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 9, 2015

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Cash	$463,712	$403,733
Mutual funds	19,426,977	17,639,364
Guaranteed investment contracts	257,216	270,625
Home BancShares, Inc. common stock	17,335,462	20,696,541

Total investments, at fair value	37,483,367	39,010,263

Receivables:
Employer’s contributions	32,754	40,053
Participants’ contributions	86,236	99,069

Total receivables	118,990	139,122

Liabilities:
Excess contribution payable	100,999	49,140

Net assets available for benefits	$37,501,358	$39,100,245

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Additions (deductions) to net assets attributed to:
Net depreciation in fair value of investments	$(3,206,907)
Interest and dividends	1,474,500

Total investment loss	(1,732,407)

Contributions:
Employer	1,036,445
Participant	2,689,464
Rollover	574,717

Total contributions	4,300,626

Total additions	2,568,219

Deductions from net assets attributed to:
Benefit payments to participants	3,985,108
Compliance refunds	92,961
Administrative expenses and fees	89,037

Total deductions	4,167,106

Net decrease	(1,598,887)

Net assets available for benefits – beginning of year	39,100,245

Net assets available for benefits – end of year	$37,501,358

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of the Plan

The following description of Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2014, participants received a match of 50% of the first 6% of their deferrals.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2014. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. The Plan also has provisions for withdrawals for certain hardships, subject to approval.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Years of Service	Employer Contributions Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Pro Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2014 and 2013 are $5,128 and $7,124, respectively. During 2014, $36,055 in forfeitures was used to pay plan expenses.

Revenue Sharing

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2014, expenses to the plan were reduced by approximately $21,148, as these were paid under this revenue sharing agreement.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

Rollover Contributions

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the Internal Revenue Code (the “IRC”).

The Company acquired Florida Traditions Bank (“Traditions”) on July 17, 2014 and Broward Financial Holdings, Inc. (“Broward”) on October 24, 2014. As of the closing date of each respective acquisition, employees of Traditions and Broward were allowed to enroll and participate in the Plan. These employees were also provided the option to rollover their account balances from previous plans as of the acquisition closing date.

For the year ended December 31, 2014, the Plan had rollover contributions of $574,717 primarily resulting from the acquisition of Traditions and Broward.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

Payment of Benefits

Benefit payments were recorded when paid.

Valuation of Investments

Investments are stated at fair value. Investments in registered investment companies (“mutual funds”) represent investments with various investment managers. The fair value of investments in mutual funds is based upon the daily Net Asset Value (“NAV”) closing price as reported by the fund. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2014. The common collective trust is valued at the fair value based on the NAV of the underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

The Plan holds units of a common collective trust that has investments in fully benefit responsive investment contracts. These investment contracts are required to be reported at fair value. Fair value for investment contracts is based upon the fair value of the underlying assets, including insurance contracts and wraps. However, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts in defined contribution plans. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The fair value of such contracts was not materially different from the contract value.

Purchases and sales of securities were recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Presently, the Company is not aware of any other changes from the Financial Accounting Standards Board that will have a material impact on the Company’s present or future financial statements.

3. Investments

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Home BancShares, Inc. common stock	$(3,400,371)
Mutual Funds	193,464

Net appreciation (depreciation) in fair value of investments	$(3,206,907)

Investments with fair values that represent 5% or more of the Plan’s net assets for 2014 and/or 2013 are as follows:

	2014	2013
Mutual funds
Manning & Napier Moderate Term	4,691,268	4,367,075
Manning & Napier Extended Term	1,801,291		**

Employer stock	17,335,462	20,696,541

**	Does not represent 5% or more of the Plan’s net assets.

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common Collective Trust: Valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

•	Home BancShares, Inc. common stock: Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total Assets

Mutual funds:
International stock funds	$535,184	$—	$—	$535,184
Domestic stock funds	6,240,692	—	—	6,240,692
Bond funds	956,706	—	—	956,706
Blended funds	11,694,395	—	—	11,694,395

Total mutual funds	19,426,977	—	—	19,426,977

Interest bearing cash	463,712	—	—	463,712
Home BancShares Inc. common stock	17,335,462	—	—	17,335,462

Common collective trust:
Fixed income fund	—	257,216	—	257,216

Total assets	$37,226,151	$257,216	$—	$37,483,367

Investment Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total Assets

Mutual funds:
International stock funds	$449,299	$—	$—	$449,299
Domestic stock funds	5,008,607	—	—	5,008,607
Bond funds	1,025,566	—	—	1,025,566
Blended funds	11,155,892	—	—	11,155,892

Total mutual funds	17,639,364	—	—	17,639,364

Interest bearing cash	403,733	—	—	403,733
Home BancShares Inc. common stock	20,696,541	—	—	20,696,541

Common collective trust:
Fixed income fund	—	270,625	—	270,625

Total assets	$38,739,638	$270,625	$—	$39,010,263

5. Investment in the Common Collective Trust

In 2014 and 2013, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust”). The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a “wrapper” contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund’s share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day’s unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

6. Income Tax Status

The prototype Plan, adopted by the Employer, obtained its latest determination letter on March 31, 2008, in which the IRS has stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax position taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be take that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Related-Party and Party-in-Interest Transactions

Centennial Trust, the trustee of the Plan, is an affiliate of the sponsor. The Plan offers investments in funds managed by the Fidelity Investments, the custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. All transactions in Home BancShares, Inc. common stock qualify as party-in interest transactions because the Company is the plan sponsor.

9. Reconciliation of Financial Statements to Schedule H of Form 5500

A reconciliation of net assets available for benefits per the statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per financial statements	$37,501,358	$39,100,245
Employer’s matching contribution receivable	(32,754)	(40,053)
Participants’ contribution receivable	(86,236)	(99,069)
Excess contribution payable	100,999	49,140

Net assets available for benefits per the Form 5500	$37,483,367	$39,010,263

A reconciliation of net decrease per the financial statements for the year ended December 31, 2014 to Form 5500:

December 31, 2014

Net decrease per financial statements	$(1,598,887)
Contribution receivable at December 31, 2014	(118,990)
Excess contribution payable at December 31, 2014	100,999
Contribution receivable at December 31, 2013	139,122
Excess contribution payable at December 31, 2013	(49,140)

Net decrease per Form 5500	$(1,526,896)

Home BancShares, Inc. 401(k) Plan

EIN: 71-0682831 – Plan #: 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost		Current Value
Cash
*	Fidelity Cash Reserves	Interest-bearing cash		**	$137
*	Fidelity Retirement Money Market	Interest-bearing cash		**	463,575

					463,712
Mutual funds
	Dodge & Cox International Stock Fund	Value of interest in registered investment companies		**	216,487
*	Fidelity Advisor New Insights Fund	Value of interest in registered investment companies		**	1,062,220
*	Fidelity Limited Term Government	Value of interest in registered investment companies		**	148,351
	JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies		**	87,985
	Manning & Napier Conservative	Value of interest in registered investment companies		**	126,485
	Manning & Napier Extended Term	Value of interest in registered investment companies		**	504,266
	Manning & Napier Max Term	Value of interest in registered investment companies		**	1,801,291
	Manning & Napier Moderate Term	Value of interest in registered investment companies		**	331,521
	Morgan Stanley Mid Cap Growth	Value of interest in registered investment companies		**	4,691,268
	Perkins Mid Cap Value	Value of interest in registered investment companies		**	706,785
	PIMCO All Asset Institutional Fund	Value of interest in registered investment companies		**	163,252
	PIMCO Total Return	Value of interest in registered investment companies		**	126,829
	Royce Premier Fund	Value of interest in registered investment companies		**	715,129
	Scout International Fund	Value of interest in registered investment companies		**	848,403
	T. Rowe Price Equity Income Fund	Value of interest in registered investment companies		**	12,050
	T. Rowe Price Retirement 2010 Fund	Value of interest in registered investment companies		**	965,260
	T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies		**	416,241
	T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies		**	390,635
	T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies		**	807,728
	T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies		**	613,277
	T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies		**	539,674
	T. Rowe Price Retirement 2040 Fund	Value of interest in registered investment companies		**	388,472
	T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies		**	168,664
	T. Rowe Price Retirement 2050 Fund	Value of interest in registered investment companies		**	406,453
	T. Rowe Price Retirement 2055 Fund	Value of interest in registered investment companies		**	101,779
	T. Rowe Price Small Cap Fund	Value of interest in registered investment companies		**	191,827
	Templeton Global Bond Advisor Fund	Value of interest in registered investment companies		**	446,623
	Vanguard 500 Index	Value of interest in registered investment companies		**	580,523
	Vanguard Dividend Growth Fund	Value of interest in registered investment companies		**	93,226
	Vanguard Inflation Protected Securities	Value of interest in registered investment companies		**	509,236
	Vanguard Mid Cap Index	Value of interest in registered investment companies		**	106,801
	Vanguard Small Cap Index	Value of interest in registered investment companies		**	279,246
	Vanguard Selected Value Fund	Value of interest in registered investment companies		**	255,301
	Vanguard Total Bond Market Index	Value of interest in registered investment companies		**	211,235
	Vanguard Total International Stock	Value of interest in registered investment companies		**	105,807
	VOYA Global Real Estate Fund	Value of interest in registered investment companies		**	306,647

					19,426,977
Employer stock
*	Home BancShares, Inc. common stock	Employer securities		**	17,335,462

Common collective trust
	BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans	Value of interest in common collective trust		**	257,216

	Total investments				$37,483,367

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

See accompanying notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Randy E. Mayor
Date: June 9, 2015	Randy E. Mayor
Chief Financial Officer and Treasurer of Home BancShares, Inc.